UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)*

Hudson Global, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

443787205
(CUSIP Number)

JEFFREY E. EBERWEIN
53 Forest Avenue, Suite 102
Old Greenwich, Connecticut 06870
(203) 409-5628
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787205

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
	(see instructions)	(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
186,864*
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
186,864*
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,864*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.9%*
14	TYPE OF REPORTING PERSON (see instructions) IN

* Excludes 87,833 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are unvested and/or payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.

CUSIP No. 443787205
The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (”Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 3.        Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:

The 186,864 Shares beneficially owned by Mr. Eberwein were acquired via a combination of purchases with personal funds in the open market and a pro rata in-kind distribution from certain funds managed by Mr. Eberwein. Such Shares exclude 87,833 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are unvested and/or payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.
The aggregate purchase price of the 186,864 Shares purchased in the open market is approximately $5,026,528.21, excluding brokerage commissions.

Item 4.        Purpose of the Transaction
Item 4 is hereby amended to add the following:

On December 13, 2021, Mr. Eberwein entered into a new Purchase Trading Plan (the “2021 Trading Plan”) with Broker for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1. Broker is authorized to begin purchasing Stock pursuant to the 2021 Trading Plan on January 13, 2022. The 2021 Trading Plan expires on January 13, 2023, unless terminated earlier under certain conditions. The Trading Plan entered into on December 14, 2020 was terminated on December 10, 2021.
Item 5.     Interest in Securities of the Issuer.
Items 5(a)-(c) is hereby amended and restated in its entirety as follows:
The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,707,328 Shares outstanding as of October 22, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 5, 2021.
A.    Mr. Eberwein

(a)As of the close of business on December 9, 2021, Mr. Eberwein beneficially owned 186,864 Shares.

Percentage: Approximately 6.9%
(b)1. Sole power to vote or direct vote: 186,864
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 186,864
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 443787205
(c)Schedule A annexed hereto lists all transactions in the Shares of the Issuer by Mr. Eberwein during the past sixty (60) days. All of such transactions were effected in the open market pursuant to the Trading Plan.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the is hereby amended to add the following:

On December 13, 2021, Mr. Eberwein entered into the 2021 Trading Plan. The 2021 Trading Plan allows for the purchase of up to an aggregate of 75,000 Shares by the Broker on behalf of Mr. Eberwein. Shares purchased pursuant to the 2021 Trading Plan may only be purchased in accordance with trading requirements adopted by Mr. Eberwein, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased.

A copy of the 2021 Trading Plan is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person, or any other person, with respect to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
99.1 Purchase Trading Plan, dated December 13, 2021.

CUSIP No. 443787205
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2021

/s/ JEFFREY E. EBERWEIN
JEFFREY E. EBERWEIN

CUSIP No. 443787205
SCHEDULE A

Transactions in the Shares During the Past 60 Days

Price per Share of Common Stock	Price Per	Date of Purchase/Sale
Purchased/(Sold)	Share ($)[1]
500	$ 16.09	10/11/2021
500	$ 15.97[2]	10/13/2021
500	$ 16.17[3]	10/14/2021
500	$ 16.18	10/19/2021
500	$ 16.30[4]	10/20/2021
500	$ 16.42[5]	10/21/2021
500	$ 16.61[6]	10/22/2021
500	$ 16.51	10/25/2021
500	$ 16.38[7]	10/26/2021
500	$ 15.74[8]	10/27/2021
500	$ 16.13	10/28/2021
500	$ 16.16	10/29/2021
9	$ 16.83	11/01/2021
500	$ 17.42[9]	11/02/2021
500	$ 17.06[10]	11/03/2021
500	$ 17.69	11/04/2021

1     The prices reported in this column are a weighted average prices. Mr. Eberwein undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price such shares were purchased.
2     These shares were purchased in multiple transactions at prices ranging from $15.90 to $15.97, inclusive.
3    These shares were purchased in multiple transactions at prices ranging from $15.93 to $16.41, inclusive.
4     These shares were purchased in multiple transactions at prices ranging from $16.10 to $16.44, inclusive.
5     These shares were purchased in multiple transactions at prices ranging from $16.40 to $16.42, inclusive.
6     These shares were purchased in multiple transactions at prices ranging from $16.53 to $16.63, inclusive.
7     These shares were purchased in multiple transactions at prices ranging from $16.37 to $16.39, inclusive.
8     These shares were purchased in multiple transactions at prices ranging from $15.54 to $15.85, inclusive.

CUSIP No. 443787205
9     These shares were purchased in multiple transactions at prices ranging from $17.25 to $17.42, inclusive.
10     These shares were purchased in multiple transactions at prices ranging from $16.98 to $17.11, inclusive.